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                             March 10, 2022

       Tomer Izraeli
       Chief Executive Officer
       Polyrizon Ltd.
       5Ha-Tidhar Street
       Raanana, 4366507, Israel

                                                        Re: Polyrizon Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
22, 2022
                                                            CIK No. 0001893645

       Dear Mr. Izraeli:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Revised Draft Registration Statement on Form F-1 submitted February 22, 2022

       Prospectus Summary
       Overview, page 1

   1. We note your response to comment 2. As you have identified your potential products only as seeking
approval as medical devices, revise the first sentence of the summary and throughout your
prospectus to clarify you are a medical device company, not a
                                                        "preclinical stage
company" and avoid use of terms such as "preventative treatment,"
                                                        "treatment" and
"prevention" that imply the gel is a drug, which the FDA defines as    a
                                                        substance intended for
use in the diagnosis, cure, mitigation, treatment, or prevention of
                                                        disease.    Use terms
that convey your potential product, if true, as a physical barrier or shield and is
drug-free. For your T&T device, clarify that it is designed to deploy or convey approved drugs
developed by other companies. Provide examples of the types of ingredients in your
potential product that are generally recognized as safe ("GRAS").
 Tomer Izraeli
FirstName  LastNameTomer Izraeli
Polyrizon Ltd.
Comapany
March      NamePolyrizon Ltd.
       10, 2022
March2 10, 2022 Page 2
Page
FirstName LastName
2. We note the revised disclosure in response to comment 3. To the extent you believe your products are medical devices, please revise the prospectus to eliminate references to
         "product candidates" and language implying you are developing what could be commercialized in the future as a drug, and replace that language with "medical device,"
         and otherwise revise your disclosure accordingly. Revise the summary to briefly describe the medical device pathway to FDA approval. In doing so, when discussing your timeline, quantifying any timeframes to the extent practicable. Summary Risk Factors, page 2

3. Revise the summary risk factor disclosing the risk that you may be a passive foreign investment company ("PFIC") to briefly describe the potential negative U.S. federal tax consequences and provide a cross-reference to the more detailed risk factor and material federal tax consequences disclosure. Also, clarify the risk to investors who purchase in this offering. For example, disclose whether it is more likely than not that you will be a
         PFIC this year. Finally, briefly disclose the implications for shareholders of being a
         PFIC.
Risk Factors
Risks Related to this Offering and Ownership of Our Securities, page 12

4. We note your revised disclosure on page 131 in response to comment 16. We note that your forum selection provision identifies the "competent courts of Tel Aviv, Israel" as the sole and exclusive forum for certain litigation, including any derivative action," and that
         "unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting any cause of action under the Securities Act." You also state that
         "[t]his provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or to any other claim for which the U.S. federal courts have exclusive jurisdiction." Please further clarify what will be the applicable jurisdiction for Exchange
         Act claims, as it currently appears that Exchange Act claims would need to be enforced in
         Israel. In that regard, we note that Section 27 of the Exchange Act creates exclusive U.S.
         federal jurisdiction over all suits brought to enforce any duty or liability created by the
         Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and U.S. state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Regarding the U.S. federal forum provision currently described in your prospectus on page 131, please also revise the prospectus provide a risk factor that clearly and prominently describes the provision, including the relevant forums for litigation and any subject matter jurisdiction carve outs, that clearly describes any risks or other impacts to investors, including increased costs to bring a claim, that the provisions may discourage investors from bringing claims or limit investors' ability to bring a claim in a judicial forum that they find favorable, that for claims brought in the U.S. under the federal forum provision, there is uncertainty as to whether a court would enforce such provision and that
 Tomer Izraeli
Polyrizon Ltd.
March 10, 2022
Page 3
      investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Business
Overview, page 74

5. We reissue comment 10. We note the revised disclosure of your beliefs regarding the
      510(c) and potential de novo pathway for your products through the FDA approval process. Provide us support for your reasonable belief that these pathways, and your timelines, are feasible. Tell us whether you have had any contact with the FDA to address these proposed pathways.
6. We note your response to comment 11. To the extent your products are not seeking approval to be marketed as drugs, eliminate the current graphic, which has the appearance of a drug product candidate pipeline table.
7. We reissue comment 12, to the extent you have not identified the number of studies or the
      p values for each of the charts provided. Also clarify if the charts represent one study or an average of studies. Finally, revise to clarify how the focus on the reduction of inflammation after treatment with your compound shows that the barrier/blocking purpose of your potential product is working, as opposed to a chemical action within the cell. That is, clarify how the study is designed to support the potential product as a medical device rather than a drug product candidate.
8. We reissue comment 13 to the extent you have not removed the references to safety and effectiveness from the prospectus. In the business section, you may present objective data resulting from testing without drawing conclusions regarding safety and efficacy.
       You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameTomer Izraeli
                                                           Division of
Corporation Finance
Comapany NamePolyrizon Ltd.
                                                           Office of Life
Sciences
March 10, 2022 Page 3
cc:       David Huberman, Esq.
FirstName LastName